Exhibit 99.(d)(2)

PROTECTIVE LIFE INSURANCE COMPANY

A Stock Company; Domiciled in [Nebraska]

[www.protective.com]

[P. O. Box 2606; Birmingham, Alabama 35202; (800) 866-9933]

LONG-TERM CARE RIDER

We have issued this rider as part of the Policy to which it is attached to provide for an acceleration of the death benefit under the policy for Long-Term Care Benefits to the Owner or the Owner's estate, during the life of the Insured and while this rider is in force. It is issued in consideration of the application and payment of the rider charges. Unless otherwise stated all Policy provisions not expressly modified by this rider remain in full force and effect. Where the Policy and this rider conflict the terms of this rider will be applied.

This is a long-term care rider providing coverage for Qualified Long-Term Care Services.

Caution: The issuance of this rider is based on your responses to the questions on your application. A copy of your application is attached to the Policy. If your answers are incorrect or untrue, We have the right to deny benefits or rescind your Policy. The best time to clear up any questions is now, before a claim arises. If, for any reason, any of your answers are incorrect, contact Us.

Notice To Buyer: This policy may not cover all the costs associated with long-term care incurred by the buyer during the period of coverage. The buyer is advised to review carefully all policy limitations.

TAX CONSEQUENCES: This rider is intended to be a qualified long-term care insurance contract under Section 7702B of the Internal Revenue Code, as amended. Benefits paid under this rider may be taxable. If any changes are necessary to your rider to conform to changes in the requirements of the Internal Revenue Code for tax-qualified riders, you will be given the right to accept or reject the changes. If you reject the changes, the rider may no longer be tax-qualified under the Internal Revenue Code. As with all tax matters, you should consult your personal tax advisor to assess the impact of this benefit.

Renewability: This rider is non-cancelable. We cannot change any of the terms of this rider on our own and cannot increase the LTC Monthly Charges shown on the Policy Schedule for this rider that is used to calculate the LTC Monthly Charges. This rider will remain in force for as long as the Policy remains in force, subject to the “Termination” provision of this rider and “Representations and Contestability” and “Termination” provisions of the Policy.

This rider is attached to a non-participating policy.

YOU HAVE THE RIGHT TO CANCEL THIS RIDER. If you decide not to keep this rider, return it to us or to the agent who sold it to you within thirty (30) days after it is first delivered to you. We will then cancel the rider and the Policy to which it is attached. The returned Policy and rider will be treated as if they had never been issued. The Company will promptly refund an amount equal to the greater of: (a) all the premiums paid or (b) the sum of the value of the amounts allocated to the Fixed Account, including any interest credited, accumulated to the date that this Policy is returned to the Company, and the value of the amounts allocated to the Sub-Accounts, adjusted to reflect their net investment experience to the end of the valuation period in which the Policy is returned to the Company.

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TABLE OF CONTENTS

DEFINITIONS	3
LONG-TERM CARE BENEFIT	4
DETERMINATION OF THE CURRENT LTC BENEFIT POOL	5
DETERMINATION OF THE MAXIMUM MONTHLY LTC BENEFIT AMOUNT	6
IMPACT OF POLICY CHANGES ON RIDER BENEFITS	6
BENEFITS WHILE ON CLAIM	6
RESIDUAL DEATH BENEFIT	7
OPTIONAL LONG-TERM CARE INFLATION PROTECTION	7
CLAIMS	7
LTC RIDER MONTHLY CHARGE	9
IMPACT ON POLICY	9
NONFORFEITURE BENEFIT	10
GENERAL PROVISIONS	10

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DEFINITIONS

Activities of Daily Living: Means the following six basic human functions necessary for a person to live independently:

1.	Eating - The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube intravenously.
2.	Toileting - The ability to get to and from the toilet, getting on and off the toilet and performing associated personal hygiene.
3.	Transferring - The ability to move into or out of a bed, chair or wheelchair.
4.	Bathing - The ability to wash oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.
5.	Dressing - The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.
6.	Continence - The ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

Active Claim Status: Means that the Insured has satisfied all conditions in the Eligibility for LTC Benefits, we have approved the LTC Benefit claim, and LTC Benefit payments have begun. Active Claim Status ends if the Insured no longer satisfies conditions for Eligibility for LTC Benefits.

Assistive Device: Means a device that enables a person to perform an Activity of Daily Living that they otherwise would not be able to perform independently. Some examples of Assistive Devices include a walker, transfer chair, and grab bars.

Chronically Ill: Means that the Insured has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:

1.	Being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for 90 consecutive days due to a loss of functional capacity; or
2.	Requiring Substantial Supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.

The Insured shall be deemed to be capable of performing an Activity of Daily Living without Substantial Assistance if the Insured can perform the Activity of Daily Living while using an Assistive Device.

Elimination Period: Means a period of 90 calendar days beginning the day after the Insured is certified as Chronically Ill and during which the Insured is receiving Qualified Long-Term Care Services. Benefits are not paid for Qualified Long-Term Care Services during the Elimination Period but will be paid retroactively once the Elimination Period has been satisfied. If the Insured does not remain Chronically Ill for 90 consecutive calendar days, the Insured may combine multiple periods of being Chronically Ill to satisfy the Elimination Period. However, the required 90 days of the Elimination Period must be accumulated within a continuous period of 730 days.

Family Member: Means the Owner or Insured's spouse and anyone who is related to the Owner or Insured or the Owner's or Insured's spouse by the following degree by blood, marriage, divorce, adoption or operation of law: parents, in-laws, grandparents, siblings, children, grandchildren, aunts, uncles, nephews and nieces.

Hands-on Assistance: Means physical assistance (minimal, moderate or maximal) without which the Insured would not be able to perform the Activities of Daily Living.

Home: Means the Insured's primary residence where Qualified Long-Term Care Services are provided. Home does not include any facility in which the Insured resides and is dependent on others for Substantial Supervision, or Substantial Assistance with Activities of Daily Living.

Insured: Means the person shown on the Policy Schedule upon whose life this Policy is issued.

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Licensed Health Care Practitioner: Means any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury. It does not include the Owner, Insured or a Family Member.

Plan of Care: Means a written plan for Qualified Long-Term Care Services prepared by a Licensed Health Care Practitioner for the Insured. This Plan of Care must detail information such as the type, frequency, anticipated duration, daily hours, and provider qualifications for all services necessary to address the Insured’s needs. All services must adhere to generally accepted standards of practice appropriate and consistent for a Chronically Ill Individual and be suitable to fulfill the Insured’s care requirements.

Qualified Long-Term Care Services: Means services that meet the requirements of Section 7702B(c)(1) of the Internal Revenue Code of 1986, as amended, as follows: necessary diagnostic, preventive, therapeutic, curative, treatment, mitigation and rehabilitative services, and maintenance or personal care services which are required by a Chronically Ill individual and are provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

Severe Cognitive Impairment: Means a loss or deterioration in the Insured's intellectual capacity that is (i) comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia, and (ii) measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:

1.	The Insured's short or long-term memory;
2.	The Insured's orientation as to person (such as who they are), place (such as their location) or time (such as day, date, and year); and
3.	The Insured's deductive or abstract reasoning.

Standby Assistance: Means the presence of another person within arm's reach of the Insured that is necessary, by physical intervention, to prevent injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Assistance: Means Hands-On Assistance or Standby Assistance.

Substantial Supervision: Means continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety due to Severe Cognitive Impairment.

Written Certification: Means written documentation from a Licensed Health Care Practitioner certifying that the Insured is Chronically Ill and prescribing a Plan of Care.

LONG-TERM CARE BENEFIT

Long-Term Care Benefit: While this rider is in force, you may make a claim for a Long-Term Care Benefit (the “LTC Benefit”). The LTC Benefit is subject to the restrictions contained in this rider and all conditions for eligibility must be met.

If a claim for the LTC Benefit is approved, we will pay you for Qualified Long-Term Care Services subject to the Maximum Monthly LTC Benefit Amount and the Current Maximum LTC Benefit.

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Eligibility for LTC Benefits: You will become eligible for the LTC Benefit payments during the life of the Insured when each of the following conditions are met:

1.	We receive Your written request for the LTC Benefit;
2.	We receive Written Certification;
3.	The Policy and this rider are in force;
4.	The Elimination Period has been satisfied;
5.	We receive written consent from any irrevocable beneficiaries or assignee of record named in the Policy; and
6.	The benefit payment is made in respect to a month when the insured is Chronically Ill and only for Qualified Long-Term Care Services provided pursuant to a Plan of Care prescribed by a Licensed Health Care Practitioner.

The Elimination Period only has to be satisfied once while this Policy is in force.

Unless you have requested a decrease in the Policy’s Face Amount or make a Withdrawal under the Policy, the Current LTC Benefit Pool will never be less than the Base LTC Benefit Pool shown on the Policy Schedule minus the sum of any LTC Benefits paid under this rider. The Maximum Monthly LTC Benefit Amount will never be less than the Base Maximum Monthly LTC Benefit Amount shown on the Policy Schedule and the monthly benefit will be payable for at least the Initial LTC Benefit Minimum Number of Months shown on the Policy Schedule.

DETERMINATION OF THE CURRENT LTC BENEFIT POOL

The Current LTC Benefit Pool is the total dollar amount available for LTC Benefits under this rider at the time of claim. The Current LTC Benefit Amount Pool is equal to the greatest of:

1.	The Base LTC Benefit Pool;
2.	The Protected LTC Benefit Pool; and
3.	The Market Value LTC Benefit Pool.

On the date a claim is approved, the Current LTC Benefit Pool will be fixed at the dollar amount in effect on that date. The Current LTC Benefit Pool in effect will be the prior month’s Current LTC Benefit Pool adjusted for any premium, Face Amount changes, Withdrawals, or loans during the month. For the duration of the claim, the Current LTC Benefit Pool will change as described in the “Benefits While on Claim” provision below.

Base LTC Benefit Pool: On the Policy Effective Date, the Base LTC Benefit Pool is equal to the Base LTC Benefit Pool shown on the Policy Schedule. The Base LTC Benefit Pool may increase or decrease after the Policy Date as described in the “Optional Long-Term Care Inflation Protection”, and “Impact of Policy Changes on Rider Benefits” provisions.

Market LTC Benefit Pool: The Market LTC Benefit Pool is equal to the unloaned Policy Value multiplied by the Market Benefit Multiplier shown on the Policy Schedule for this rider. This pool may increase or decrease daily and is adjusted as described in the “Optional Long-Term Care Inflation Protection” provision.

Protected LTC Benefit Pool: The Protected LTC Pool on the first Policy Anniversary is equal to the Protected LTC Percentage (shown on the Policy Schedule) multiplied by the unloaned Policy Value as of the end of the first Policy Year multiplied by the Market Benefit Multiplier shown on the Policy Schedule for this rider.

On each subsequent Policy Anniversary while this rider is in force, the Protected LTC Benefit Pool will equal the greater of:

1.	The Protected LTC Percentage of the unloaned Policy Value (shown on the Policy Schedule) as of the end of the previous Policy Year multiplied by the Market Benefit Multiplier; and
2.	The Protected LTC Pool in effect immediately prior to that Policy Anniversary.

The Protected LTC Benefit Pool in effect for any Policy Year may increase and/or decrease due to Optional Inflation Protection Increases, LTC Benefit payments, Withdrawals, loans, and policy changes.

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DETERMINATION OF THE MAXIMUM MONTHLY LTC BENEFIT AMOUNT

The Maximum Monthly LTC Benefit Amount is the maximum monthly benefit amount available each calendar month under this rider on any date on or after the Policy Date.

The Maximum Monthly LTC Benefit Amount is equal to:

1.	The Base Maximum Monthly LTC Benefit Amount plus
2.	80% of the result of the following:
a)	1/48 of the Current LTC Benefit Pool minus
b)	the Base Maximum Monthly LTC Benefit Amount.

On the date a claim is approved, the Maximum Monthly LTC Benefit Amount will be fixed at the amount in effect on that date. For the duration of the claim, the Maximum Monthly LTC Benefit Amount may increase and/or decrease as described in the “Benefits While on Claim” provision below.

Base Maximum Monthly LTC Benefit Amount: On the Policy Effective Date, the Base Maximum Monthly LTC Benefit Amount is equal to the amount shown on the Policy Schedule. The Base Maximum Monthly LTC Benefit Amount may increase or decrease after the Policy Effective Date as described in the “Optional Long-Term Care Inflation Protection” and “Impact of Policy Changes on Rider Benefits” provisions.

IMPACT OF POLICY CHANGES ON RIDER BENEFITS

Increases in Face Amount: If you request an increase in the Policy’s Face Amount after the Effective Date, the Base LTC Benefit Pool and the Base Maximum Monthly LTC Benefit will be increased proportionally to the increase in the Policy’s Face Amount. The Protected LTC Benefit Pool may be increased.

Decreases in Face Amount: If the Policy’s Face Amount decreases either by request or as a result of a Withdrawal under the Policy, the Base LTC Benefit Pool and the Base Maximum Monthly LTC Benefit will be decreased proportionally to the decrease in the Policy’s Face Amount. The Protected LTC Benefit Pool may be decreased.

BENEFITS WHILE ON CLAIM

On the date a claim under this rider is approved, the Current LTC Benefit Pool and the Maximum Monthly LTC Benefit Amount will be fixed at the dollar amount in effect on that date.

Any amount paid in a calendar month under this rider will reduce the Current LTC Benefit Pool and the Face Amount, dollar for dollar. The Base LTC Benefit Pool will be reduced by a pro-rata amount to the Face Amount.

An Optional Inflation Protection increase will increase the Base Monthly LTC Benefit and the Base LTC Benefit Pool and may increase the Maximum Monthly LTC Benefit and the Current LTC Benefit Pool, as described in the “Optional Long-Term Care Inflation Protection” provision.

An increase and/or decrease in the Policy’s Face Amount or a Withdrawal under the Policy may likewise increase and/or decrease the Maximum Monthly LTC Benefit and the Current LTC Benefit Pool, as described in the “Impact of Policy Changes on Rider Benefits” provisions.

If Your claim is closed as described in the "Transition Off Claim" provision, the remaining Current LTC Benefit Pool and the Maximum Monthly LTC Benefit will remain fixed unless you choose to transfer any of the remaining Fixed Account Value to the Sub-Account(s) and/or allocate future Net Premiums to the Sub-Account(s). Upon your Request to make such transfer and/or allocation, the Current LTC Benefit Pool and the Maximum Monthly LTC Benefit Amount will no longer be fixed and will be calculated as described in the “Determination of the Current LTC Benefit Pool” and “Determination of The Maximum Monthly LTC Benefit Amount” provisions, but will be floored at the remaining Current LTC Benefit Pool and the Maximum Monthly LTC Benefit at the time of the transfer.

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RESIDUAL DEATH BENEFIT

If the LTC Benefit payments deplete the Face Amount that was effective on the date of your first LTC Benefit payment, a Residual Death Benefit will be determined. The Residual Death Benefit will be the lesser of:

1.	5% of the Face Amount effective on the date immediately prior to your first LTC Benefit payment; and
2.	$10,000.

The Residual Death Benefit will be reduced by an amount equal to 5% of any Policy Debt. Repayment of Policy Debt will increase the Residual Death Benefit by an amount equal to 5% of the repayment.

OPTIONAL LONG-TERM CARE INFLATION PROTECTION

If You have selected Optional Inflation Protection, a 5% compound Optional Inflation Protection increase will occur on each Policy Anniversary, with no Evidence of Insurability. The Optional Inflation Protection election in effect on the Policy Issue Date is shown on the Policy Schedule for this rider. Every annual Optional Inflation Protection increase will be factored into the calculation of the following values: Base Maximum Monthly LTC Value, Base LTC Limit Value, Current Maximum Monthly LTC Value, Current LTC Limit Value, if any.

You may choose to decline the annual Optional Inflation Protection increase at any time during a Policy Year, provided we receive notification no later than five (5) business days before your Policy Anniversary. This decision will take effect on the subsequent Policy Anniversary date. After any declination, no further Optional Inflation Protection increases will occur on any future Policy Anniversary. The Optional Inflation Protection increases under this rider cannot be reinstated once declined.

The annual Optional Inflation Protection increases will continue without regard to the Insured’s age, claim status, claim history, or length of time the Insured has been covered under this rider, as long as the following conditions are satisfied:

1.	You have not declined an annual Optional Inflation Protection increase;
2.	The LTC Benefit Limit is greater than zero; and
3.	This rider remains in force.

On the Policy Anniversary on which you decline the Optional Inflation Protection increase, the following will occur:

1.	All future annual Optional Inflation Protection increases will terminate; and
2.	You will no longer be charged the Optional Inflation Protection monthly LTC charge.

Even if you terminate future Optional Inflation Protection increases, any previously purchased Optional Inflation Protection increases will continue to be included in the calculation of benefits under this rider.

CLAIMS

Notice of Claim: We must receive your intention to file a claim for the LTC Benefit at our Administrative Office via Written Notice and Request or telephone. The request should include at least the Insured's name, the Policy number and the address to which claim forms should be sent.

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Claim Forms: We have forms used for making a claim and for providing Proof of Loss. These forms will be sent to you within 15 days of the date we receive your Notice of Claim. If the claim forms are not sent within this 15 day period, and you provide Written Certification and Proof of Loss in a format other than our claim forms, you will be deemed to have complied with the claim requirement.

Proof of Loss: Completed claim forms and Written Certification verifying the occurrence of a Chronic Illness must be submitted within 90 days after you receive Written Certification from a Licensed Health Care Practitioner. Failure to provide proof within this period will not invalidate or diminish the claim, provided that the required proof is submitted as soon as reasonably possible and, except in cases of legal incapacity, no later than one year from the date proof would otherwise be required.

Re-certification: At least once every 12 months after the initial certification, but not more frequently than once every 90 days, you must provide us with a re-certification from a Licensed Health Care Practitioner indicating that the Insured remains Chronically Ill.  The practitioner must either prescribe a new Plan of Care or confirm the existing Plan of Care during each re-certification.  After we confirm Chronic Illness status, the certification cannot be rescinded, and no additional certifications will be required or conducted until at least a 90-day period has passed.

Physical Examination: We reserve the right to independently assess the Insured's Chronic Illness and benefit eligibility. As part of this assessment we have the right to require that the Insured be examined by a Licensed Health Care Practitioner chosen by us. We will pay for this examination. In the event of conflicting opinions, Eligibility for LTC Benefits will be determined by a third medical opinion provided by a Licensed Health Care Practitioner who is mutually agreed upon by the Insured and the Company. The Insured must be certified as Chronically Ill for the entire period for which LTC Benefits are being paid.

Transition Off Claim: If the Insured is not re-certified as Chronically Ill, or at your request, we will close your claim. Prior to closing your claim, we will send you written notification of the remaining benefits and options for reallocating any remaining Fixed Account Value and future Net Premium Payments. If you leave the Policy Value, if any, in the Fixed Account and continue to allocate any future Net Premium Payments to the Fixed Account, the remaining Current LTC Benefit Pool and the Maximum Monthly LTC Benefit amount will remain fixed.

If, on the date your claim is closed, the Policy’s Face Amount and/or Policy Value are greater than zero, and you submit a request to transfer any of the remaining Fixed Account Value to the Sub-Account(s) and/or allocate any future Net Premium Payments to the Sub-Account(s), the Current LTC Benefit Pool and the Maximum Monthly LTC Benefit Amount will no longer be fixed, and will be calculated as described in the “Determination of The Maximum Monthly LTC Benefit Amount” and “Determination of the Current LTC Benefit Pool” provisions, but will be floored at the remaining Current LTC Benefit Pool and the Maximum Monthly LTC Benefit amount at the time of the transfer.

Extension of LTC Benefits: If the Policy to which this rider is attached terminates while the rider is in Active Claim Status, we will continue to pay the LTC Benefit until the earliest of:

1.	The death of the Insured;
2.	Transition from Active Claim Status has completed; or
3.	The Current Maximum LTC Benefit has been exhausted.

Any Extension of Benefit is subject to all terms and conditions of this rider including Eligibility for LTC Benefits and Claim requirements. If any LTC Benefit payments have been made under this provision only the Residual Death Benefit will be due upon the death of the Insured.

Cross Border Claims: LTC Benefits will be paid for comparable Qualified Long-Term Care Services received in any state or jurisdiction within the United States, its territories, or possessions other than the state of issue, provided such LTC Benefits would have been payable in the state or jurisdiction where this rider was originally issued. This applies regardless of differences in facility licensing, certification, registration, or similar regulatory requirements between states.

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International Claims: According to the terms and conditions of this rider, we will pay claims for Qualified Long-Term Care Services provided outside of the United States, its territories or possessions. The Insured is not required to return to the United States for benefit certification. However, the Licensed Health Care Practitioner providing the Plan of Care must be licensed to practice in the United States, its territories or possessions and all claims information and medical records must be submitted in English.

LTC RIDER MONTHLY CHARGE

We will calculate the LTC Monthly Charges for this rider on each Monthly Anniversary Day and the monthly charge for this rider will be added to the Monthly Deduction.

For every month the Insured is not on claim, the LTC Monthly Charge is determined by adding 1 and 2 below:

1.	The result of dividing the Base LTC Benefit Pool on the Monthly Anniversary by 1,000 and then multiplying that result by the LTC Base Monthly Charge shown on the Schedule; and
2.	The result of subtracting the Base LTC Benefit Pool from the Current LTC Benefit Pool on the Monthly Anniversary, dividing that result by 1,000 and then multiplying the result by the LTC Excess Monthly Charge shown on the Schedule.

For every date the Insured is on claim, as of the date the claim is approved, and for every month the Insured remains on claim the LTC Monthly Charges for this rider will be waived.

The LTC Monthly Charges for this rider are shown on the Policy Schedule and will not increase. The charges vary by the Insured’s Issue Age, sex, Rate Class and Optional Inflation Protection (if elected).

If any increase in the Policy’s Face Amount is issued at a more favorable Rate Class than the Rate Class shown in the Schedule, the more favorable Rate Class will be used to determine the LTC Monthly Charges for this rider from that date forward.

If you do not purchase that year’s Optional Inflation Protection on any Policy Anniversary, the LTC Monthly Charges for this rider will be reduced from that date forward to reflect that change, as described in the “Optional Long-Term Care Inflation Protection” provision.

IMPACT ON POLICY

Account Value Transfer: Upon satisfying all the conditions in Eligibility for LTC Benefits and after we approve the long-term care claim, the Variable Account Value will be transferred to the Fixed Account. The restrictions outlined in the "Transfers" provision of the Policy will not be enforced.

While on Active Claim Status Fixed Account Values may not be transferred to any Sub-Account and Net Premiums received will be allocated to the Fixed Account.

Impact of LTC Benefit Payments on Face Amount: While the Policy’s Face Amount is greater than zero, benefit payments under this rider will reduce the Policy’s Face Amount dollar for dollar. This change may reduce the Policy’s Face Amount below the minimum as described in the Policy.

Impact of Benefit Payments on Policy Values: While the Policy Value is greater than zero, benefit payments under this rider will reduce the Policy Value dollar for dollar.

Effect on Monthly Deductions: When this rider is Active Claim Status, Monthly Deductions required to maintain the Policy continue; however, the LTC rider Monthly Charge will be waived.

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Policy Changes, Loans and Withdrawals: When this rider is Active Claim Status, Policy Changes, Loans and Withdrawals are not permitted.

Interaction with Terminal Illness Accelerated Death Benefit Endorsement: Upon satisfying all the conditions in Eligibility for LTC Benefits and after we approve the long-term care claim, acceleration of the death benefit for terminal illness is not permitted under the Terminal Illness Accelerated Death Benefit Endorsement.

NONFORFEITURE BENEFIT

After the Policy and this rider have been in force for three Policy Years, subject to the terms and conditions of this rider and the limitations and conditions outlined below, this provision will cover eligible claims for Qualified Long-Term Care Services up to the limit described below which begin at any time after this rider has lapsed or terminated for any reason. The Nonforfeiture Benefit under this provision will continue as paid-up long-term care coverage until the earlier of:

1.	the death of the Insured; or
2.	the date the LTC Nonforfeiture Benefit Limit has been reduced to zero.

The LTC Nonforfeiture Benefit Limit will be an amount equal to the greater of:

1.	one month’s Maximum Monthly LTC Benefit Amount as of the date this rider lapses or terminates; or
2.	an amount equal to the sum of Monthly rider Charges paid for this rider.

The Maximum Monthly LTC Nonforfeiture Benefit will be an amount equal to the applicable Maximum Monthly LTC Benefit elected at initial claim or at time of the first claim under the Nonforfeiture Benefit if no prior claim has occurred, as of the date this rider lapses or terminates and will not change.

The LTC Nonforfeiture Benefit Limit and the Maximum Monthly LTC Nonforfeiture Benefit are not subject to Optional Inflation Protection increases.

No benefits are payable under this provision until benefits, if any, under the “Extension of LTC Benefits” provision are no longer in effect. The sum of any benefits paid under the “Extension of LTC Benefits” provision plus any benefits paid under this “Nonforfeiture Benefit” provision will not exceed the LTC Benefit Limit on the date this rider lapsed or terminated.

GENERAL PROVISIONS

Commission Standards: This rider was approved under the authority of the Interstate Insurance Product Regulation Commission ("the Commission") and issued under the Commission standards. Any provision of this rider, as of the Effective Date, that is in conflict with the applicable Commission's standards for this product type in effect as of the provision's effective date of the Commission policy approval, is hereby amended to conform to the applicable Commission standards in effect as for the provisions effective date of Commission policy approval.

Exclusions: We will not pay Long-Term Care Benefits for any Chronic Illness caused by any of the following:

1.	Any attempt at suicide or intentionally self-inflicted injury, while sane or insane.
2.	Committing or attempting to commit a felony.
3.	Alcoholism or drug addiction.
4.	Declared or undeclared war or any act of war.
5.	Participation in a riot or insurrection.
6.	Involvement in an illegal occupation.

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Pre-Existing Condition Limitation: We will not pay LTC Benefits arising in whole or in part from a pre-existing condition. A pre-existing condition is any condition for which medical advice or treatment was recommended by or received from a provider of health care services, within six months preceding the effective date of this rider.

Protection Against Unintended Lapse: To protect against unintended lapse, you may designate at least one person other than the Owner to receive notices about potential lapse or termination of the Policy due to nonpayment of Planned Premium. We will remind you at least every two years after the Policy Effective Date of your right to make this designation. You are not required to designate an additional person to receive notices. The designation does not constitute acceptance of any liability on the additional person for services provided to the Insured.

Termination: This rider will terminate on the earliest of:

1.	Your written notice to terminate this rider. If you request to terminate this rider, the Policy to which it is attached will also be terminated; We shall refund a pro rata share of any modal premium paid by the Insured for any period past the requested month of termination;
2.	Termination of the Policy to which this rider is attached;
3.	Failure to pay sufficient premium to maintain the rider;
4.	The death of the Insured;
5.	Your submission, after all of the conditions in Eligibility for Benefits are first satisfied, of a valid claim for any benefits provided by an accelerated death benefit for terminal illness endorsement or rider attached to the Policy;
6.	The date that the Current Maximum LTC Benefit is exhausted;
7.	The date that a Partial Surrender or a Policy Loan is taken from the Policy while on Active Claim Status.

Contestability: In determining whether to issue this rider, we relied on the statements in the application made by and for the Insured. We acknowledge these statements are representations, not warranties. We have the right to void and rescind this rider or resist an otherwise valid claim based on a misstatement in any application we accept and make part of the Policy as follows:

1.	If this rider has been in force for less than 6 months from the Policy Effective Date or the effective date of a Reinstatement, we will only take such action if the misstatement was material to the issuance of this rider.
2.	If this rider has been in force for at least 6 months but less than 24 months from the Policy Effective Date or the effective date of a Reinstatement, we will only take such action if the misstatement was material to the issuance of this rider and pertains to the condition for which benefits are sought.
3.	If this rider has been in force for more than 24 months from the Policy Effective Date or the effective date of a Reinstatement, we will only take such action if the Insured knowingly and intentionally misrepresented relevant facts relating to the Insured's health.

Reinstatement: If the Policy to which this rider is attached terminates and is subsequently reinstated, this rider may also be reinstated subject to the following:

1.	Your request to reinstate must be received by Us within 6 months from the date of lapse;
2.	We must receive a reinstatement application from You. However, If We 1) collected a reinstatement application from You; 2) issued a conditional receipt or interim insurance agreement for premium collected; and 3) did not provide written notice of approval or disapproval by the 45th day following the date of conditional receipt or interim insurance agreement, this rider will be automatically reinstated on the 45th day;
3.	We must receive: 1) Evidence of Insurability satisfactory to Us; or 2) proof that You were Chronically Ill before the Policy Grace Period expired and the request for reinstatement must be received by Us within 5 months from the date of lapse;
4.	You must pay sufficient premium to keep this rider in force from the reinstatement date to the next premium due date; and
5.	You must pay past due premiums with interest at the annual rate of 6%.

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If, after the Grace Period ends, We or our agent accepted premium without requiring an application for reinstatement of this rider, this rider shall be automatically reinstated.

Upon reinstatement, this rider will only provide benefits for Qualified Long-Term Care Services incurred after the date of reinstatement. The reinstated rider is subject to the Representations and Contestability provision in the Policy beginning on the date of reinstatement.

Your rights and Ours under the rider will be the same as they were just before the rider terminated, subject to any provisions attached to the reinstated Policy.

Signed for the Company as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

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[Melinda L. Peevy]

[Secretary]

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